Exhibit 99.1

Chindata Group Holdings Limited

(“Chindata Group”)

LAUNCH OF SENIOR NOTES OFFERING

February 13, 2023, Chindata Group Holdings Limited (“Chindata Group”) (NASDAQ: CD) announced that it proposes to offer U.S. dollar denominated senior notes (the “Notes”) subject to market and other conditions. The Notes will be offered only outside the United States in offshore transactions in accordance with Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

The terms of the Notes, including the aggregate principal amount, the offer price and interest rate, have not been finalized and will be determined at the time of pricing of the offering subject to market conditions.

Chindata Group intends to use the net proceeds from the sale of the Notes for investment in data centers in the PRC and overseas, supplementing working capital and investment in research and development.

The Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the offering of the Notes will be completed.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Mr. Dongning Wang

dongning.wang@chindatagroup.com